UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: December 2, 2002

Second Bancorp Incorporated
(Exact name of registrant as specified in its charter)

Ohio	0-15624	34-1547453
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

108 Main Avenue S.W., Warren, Ohio	44482-1311
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 330-841-0123

Item 5. Other Events

On December 2, 2002, the Company issued the following press release:

SECOND BANCORP PRESENTATION
TO BE WEBCAST

Warren, Ohio, December 2, 2002—SECOND BANCORP INCORPORATED (Nasdaq "SECD", "SECDP") announced that its presentation at Friedman, Billings, Ramsey & Co.'s 9th Annual Investor Conference in New York will be webcast live on the Internet. The 30-minute slide presentation featuring comments by Second Bancorp President and Chief Executive Officer Rick L. Blossom is scheduled to begin at 2:50 p.m. Eastern Standard Time on Tuesday, December 3, 2002.

Investors, analysts and other interested parties wishing to attend the webcast may access it through FBR's website at www.fbrcorp.com/conf2002/. For those unable to attend the live broadcast, a replay will be available following the Conference. The webcast can be viewed without charge.

Second Bancorp is a $1.8 billion financial holding company providing a full range of commercial and consumer banking, wealth management, insurance and investment products and services to communities in a nine county area of Northeastern and East-Central Ohio through subsidiaries Second National Bank and Stouffer-Herzog Insurance Agency, Inc.

Additional information about Second Bancorp and information about products and services offered by Second National Bank can be found on the Web at www.secondnationalbank.com.

CONTACT: Christopher Stanitz, Executive Vice President and Secretary, at 330.841.0234 (phone), 330.841.0489 (fax) or cstanitz@secondnationalbank.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Second Bancorp Incorporated

Date: December 2, 2002

/s/ David L. Kellerman

David L. Kellerman, Treasurer